Mail Stop 3561

      							December 28, 2005
Via U.S. Mail and Fax (256-382-3935)
Mr. Richard E. Fish, Jr.
Chief Financial Officer
ITC^DeltaCom, Inc.
1791 O.G. Skinner Drive
West Point, GA 31833

	Re:	ITC^DeltaCom, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005

Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30,
2005,
and September 30, 2005
		File No. 0-23253

Dear Mr. Fish:

      We have reviewed your supplemental response letter dated November 23, 2005 as well as your filing and have the following comments. As noted in our comment letter dated July 15, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the Quarter Ended September 30, 2005

Note 4 - Equity Transactions

1. Regarding your Series D warrants, what consideration did you give to the fact that the exercise price is based upon the company`s EBITDA in determining whether or not you qualify for the scope exception in paragraph 11a (1) of FAS 133? Based upon the changing exercise price, it would appear that settlement is not based solely upon changes in your stock.

2. Given that the Series D warrants are exercisable into an instrument that will be classified outside of permanent equity, it appears that you should classify the warrants outside of permanent equity, according to EITF Topic D-98. Please revise or advise.
3. Tell us in detail how you considered SFAS 133 and EITF 00-19 in accounting for your Series C preferred stock, to be issued upon exercise of your Series C and Series D warrants.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Ivette Leon,
Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 if you have any other questions.




								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Richard E. Fish, Jr.
ITC^DeltaCom, Inc.
December 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE